UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                        No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name	: Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Investment Unit Reduction

Tokyo, January 31, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that its Board of Directors today resolved to reduce its minimum stock investment unit (or investment unit price) with respect to its ordinary stock to one-tenth of the current unit through a stock split and the adoption of a unit share system.

1. Purpose of Investment Unit Reduction

In light of the increasingly important role individual investors play in the expanding equity markets today, in order to achieve our medium- and long-term objective of maximizing our corporate value, we believe it critical to broaden our investor base by making our stock more accessible to potential individual shareholders.

Based on this belief, we have decided to reduce our minimum stock investment unit, effective as of Sunday, September 30, 2007, for the purpose of providing enhanced opportunities for investment in our stock, as described below:

(Note)	This investment unit reduction is subject to the approval by our shareholders of amendments to our Articles of Incorporation to increase the total number of authorized shares, etc., at shareholders’ meetings scheduled to be held in June 2007.

In addition to reducing the minimum stock investment unit, we are currently considering and planning to introduce various measures, such as renewing our website, to help our investors better understand us. Also, in order to encourage our shareholders to be long-term shareholders, we plan to launch a shareholder benefit program that offers various products and services of our group companies on favorable terms and are now in the process of reviewing the details of the program.

2. Details and Method of Investment Unit Reduction

Our minimum ordinary stock investment unit will be reduced to one-tenth of the current unit through (a) a stock split by which one share will be split into 1,000 shares and (b) the adoption of a unit share system under which one unit of our ordinary stock will be comprised of 100 shares.

(1) Stock Split

(i) Method of Stock Split:

A one for 1,000 split of our ordinary stock will be made as of Sunday, September 30, 2007.

(Note)	The shares of our ordinary stock held by the shareholders recorded in the final shareholders registry, the beneficial shareholders registry and the fractional share registry as of Saturday, September 29, 2007, will be subdivided at a ratio of 1,000 shares for each existing share. Since Saturday, September 29, 2007 is not a business day for our share transfer agent, any share transfer registration must be made on or before Friday, September 28, 2007.

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(ii) Issuance of Certificates Representing New Shares Resulting from the Stock Split:

After the execution of the stock split and the adoption of the unit share system, the existing ordinary share certificates will no longer be eligible for settlement at the Tokyo Stock Exchange, the Osaka Securities Exchange or the Nagoya Stock Exchange. The existing share certificates will be collected, and new share certificates are scheduled to be issued in exchange for the collected share certificates in late November 2007.

(Note)	Beneficial shareholders registered in the Custody and Book-Entry Transfer System (JASDEC System) will be able to trade their shares, including the additional shares issued as a result of the stock split, starting on Monday, October 1, 2007.

(iii) Period for Submission of the Existing Share Certificates

The period for submission of the currently outstanding share certificates is scheduled to be from mid-August 2007 to Saturday, September 29, 2007.

(Note)	Since Saturday, September 29, 2007 will not be a business day for our share transfer agent, the actual final date for submission of all outstanding share certificates will be Friday, September 28, 2007.

(iv) Amendment of Our Articles of Incorporation:

At meetings of our shareholders to be held in late June 2007, a proposal to amend our Articles of Incorporation to increase the total number of authorized shares and to make other changes necessary for the stock split will be submitted for approval by our shareholders. At a meeting scheduled to be held in late May 2007, our Board of Directors will determine the specific details of the proposal together with other proposals to be submitted to the shareholders’ meetings.

(v) Ordinary Shares to be Issued as a Result of the Stock Split:

	Total number of outstanding shares	Number of new shares to be issued	Total number of shares after stock split
Ordinary shares	10,761,770.79	10,751,009,019.21	10,761,770,790

(Note 1)	The total number of outstanding shares is as of January 31, 2007. The number of new shares to be issued and the number of shares after stock split are subject to changes in the total number of outstanding shares that may result from any acquisition of the preferred shares, any cancellation of our own shares, etc., that occurs on or prior to the record date of the scheduled stock split.

(Note 2)	The treatment of the preferred shares is to be determined.

(2) Introduction of Unit Share System

(i) Summary:

Subject to the stock split described above becoming effect as scheduled, a unit share system will be adopted on Sunday, September 30, 2007. One unit shall be comprised of 100 shares of our ordinary stock.

(ii) Amendment of Our Articles of Incorporation:

At a meeting scheduled to be held in late May 2007, our Board of Directors will determine the specific details of the unit share system together with other proposals to be submitted to the shareholders’ meetings.

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(3) Schedule of Subsequent Corporate Events (Proposal)

Late May 2007	Proposal to amend Articles of Incorporation will be determined.

Late June 2007	Shareholders’ meetings will be held.

Mid August 2007

Public notices of (i) record date for stock split, (ii) adoption of unit share system, and (iii) submission of outstanding share certificates will be given.

Commencement of submission of outstanding share certificates.

From Tuesday, September 25, 2007 to Friday, September 28, 2007	Suspension of trading of ordinary shares on Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange.

Saturday, September 29, 2007	Record date for stock split. Final date for submission of outstanding share certificates.

Sunday, September 30, 2007	Effective date of stock split (one share for 1,000 shares) and adoption of unit share system (one unit = 100 shares).

(Reference) Change of Ratio in relation to ADRs:

Our ADRs are traded on the New York Stock Exchange. Subject to the effectiveness of the stock split described above, we plan to change the ratio of the ADRs in relation to the underlying shares of our ordinary stock as follows:

Ratio before change:	1,000 ADR = 1 ordinary share
Ratio after change:	1,000 ADR = 1,000 ordinary shares (1:1)
Record date and first trading date at new ratio:	To be determined.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

The foregoing forward-looking statements and other information relating to MUFG (such statements and information are hereafter referred to as the “Forward-Looking Statements”) are not historical facts and include, reflect or are otherwise based upon, among other things, MUFG’s current forecasts, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of operations, financial conditions, its management in general and other future events.

Some Forward-Looking Statements represent targets that MUFG’s management will strive to achieve through the successful implementation of MUFG’s business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performances. MUFG may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

For information on the major factors that could cause these differences, please see MUFG’s latest annual report or other disclosures publicly available.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. MUFG is under no obligation – and expressly disclaims any obligation – to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.

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